                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


                                   Form 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                     For the year ended December 31, 1999


                                      or


           [_]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


            For the transition period from __________ to __________


                         Commission File No: 000-23093



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Boron, LePore and Associates, Inc 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Boron, LePore and Associates, Inc.
                             17-17 Route 208 North
                             Fair Lawn, NJ 07410

REQUIRED INFORMATION:
---------------------

-    Report of Independent Public Accountants

-    Financial Statements

          Statements of Net Assets Applicable to Participants'
               Equity As of December 31, 1999 and 1998

          Statements of Changes in Net Assets Applicable to
               Participants' Equity For the year ended December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998

-    Exhibit

          Consent of Arthur Andersen LLP


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                         Boron Lepore and Associates, Inc. 401(k) Savings Plan
                                    (Name of Plan)


                         By:  /s/ Anthony J. Cherichella
                              --------------------------
                              Anthony J. Cherichella
                              Chief Financial Officer, Secretary and Treasury (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To Boron, LePore & Associates, Inc.:

We have audited the accompanying statements of net assets applicable to participants' equity of the Boron, LePore & Associates, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets applicable to participants' equity for the year ended December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1999 and 1998, and the changes in net assets applicable to participants' equity for the year ended December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes - 27a (Schedule I) and the Schedule of Nonexempt Transactions - 27e (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP
Roseland, New Jersey
June 16, 2000

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
DECEMBER 31, 1999 AND 1998



                                                                                          1999               1998
                                                                                     ---------------    ---------------
INVESTMENTS, at fair market value:
   Federated International Equity Fund                                                    $  234,644         $   45,038
   Federated Max-Cap Fund                                                                    386,755             97,608
   Federated Stock and Bond Fund                                                             161,296             46,636
   Federated Intermediate Income Fund                                                         31,085              9,711
   Federated Capital Preservation Fund                                                       997,048            523,660
   Evergreen Fund                                                                            145,538             48,528
   Janus Fund                                                                                631,316            149,201
   Boron, LePore Company Stock                                                                38,350             23,870
   Stock Liquidity                                                                            26,068             23,823
                                                                                     ---------------    ---------------
        Total investments                                                                  2,652,100            968,075

PARTICIPANT CONTRIBUTIONS RECEIVABLE                                                          58,223            109,859

EMPLOYER CONTRIBUTIONS RECEIVABLE                                                             16,291             31,469

DUE FROM EMPLOYER                                                                                416                416

LIABILITIES - Excess contributions payable (Note 6)                                          (62,976)           (25,843)
                                                                                     ---------------    ---------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                             $2,664,054         $1,083,976
                                                                                     ===============    ===============


The accompanying notes to financial statements are an integral part of these statements.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD SINCE
INCEPTION (JULY 1, 1998) THROUGH DECEMBER 31, 1998

                                                                                              1999               1998
                                                                                           ----------         ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year                           $1,083,976         $        -
                                                                                           ----------         ----------

ADDITIONS:
  Participant contributions                                                                 1,065,858            667,132
  Employer contributions                                                                      326,425            194,144
  Interest and dividend income                                                                140,766             12,507
  Rollovers                                                                                   247,679            171,707
  Net unrealized appreciation and realized gain on investments                                149,505             41,532
                                                                                           ----------         ----------
          Total additions                                                                   1,930,233          1,087,022

DEDUCTIONS -- Benefits paid to participants                                                  (350,155)            (3,046)
                                                                                           ----------         ----------
          Net increase in net assets applicable to participants' equity                     1,580,078          1,083,976
                                                                                           ----------         ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                                 $2,664,054         $1,083,976
                                                                                           ==========         ==========

The accompanying notes to financial statements are an integral part of these statements.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN
     -----------------------

The following description is provided for general information purposes. Participants of the Boron, LePore and Associates, Inc. 401(k) Savings Plan (the "Plan") should refer to the Plan document for more detailed and complete information.

General
-------

The Plan is a defined contribution 401(k) profit-sharing plan, which was established on July 1, 1998 to provide retirement benefits for eligible employees of the Plan sponsor, Boron, LePore and Associates, Inc. (the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
-----------

Each employee becomes eligible to participate in the Plan on the first of the month following the completion of six months of continuous service, beginning from the first day of employment.

Contributions
-------------

Eligible participants may elect to make tax deferred contributions to the Plan at a rate of 0% to 10% of their compensation, up to a maximum of $10,000 in 1999 and 1998. The percentage a participant contributes may commence on the first day of each month, may be modified once per quarter and may be terminated at any time.

The Company provides employer-matching contributions equal to 50% of the participant's contribution not to exceed 4% of the participant's compensation. The total compensation that can be considered for employer contribution purposes is limited to $160,000.

As of December 31, 1999, the participant contributions and employer matching contributions may be allocated among the following nine investment options:

     Federated International Equity Fund - Invests in mid to large-cap companies
     -----------------------------------
     worldwide outside the United States.

     Federated Max-Cap Fund - Invests in large-company stocks.
     ----------------------

     Federated Stock and Bond Fund - Invests in quality stocks and bonds with
     -----------------------------
     the possibility of long-term growth of capital and income.

     Federated Intermediate Income Fund - Invests in A-rated and AA-rated
     ----------------------------------
     corporate debt securities.

     Federated Capital Preservation Fund - Invests in traditional and synthetic
     -----------------------------------
     guaranteed investment contract and other stable value products.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


     Evergreen Fund - Invests in common stock and securities convertible into or
     --------------
     exchangeable for common stock of companies which are relatively small or represent special situations.

     Janus Fund - Invests in a diversified portfolio of common stocks of issuers
     ----------
     of any size. Generally emphasizes issuers with larger market capitalizations.

     Boron, LePore Company Stock - This is the common stock of Boron, LePore and
     ---------------------------
     Associates, Inc.

Participants may change their investment selections daily.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution, (b) Plan earnings and (c) rollovers.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon.

Employer matching contributions plus actual earnings thereon, vest as follows-

     Years of Service              Vested Percentage
     ----------------              -----------------
            1                              0%
            2                             50
            3                             75
            4                            100

Distributions
-------------

Except for permitted withdrawals after attaining age 65 and hardship distributions, interest in a participant's account is distributable when an employee is terminated. Distribution of benefits under the Plan are made only in the form of a single, lump sum cash distribution.

Forfeitures
-----------

Forfeitures are used to reduce administrative expenses of the Plan. The forfeitures for the years ended December 31, 1999 and 1998 were $104,114 and $618, respectively.

Plan Termination
----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, participants' will be 100% vested in their total account balance.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

As of December 31, 1999 and 1998, the Plan's investments are stated at each investment's market value at quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity.

Payment of Benefits
-------------------

Benefits are recorded when paid. As of December 31, 1999 and 1998 there were no requests for benefit payments made that were unfulfilled.

Administrative Expenses
-----------------------

All administrative expenses of the Plan are paid by the Company.

3.   TAX STATUS
     ----------

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan obtained a favorable tax determination letter on October 20, 1999 from the Internal Revenue Service and the plan sponsor believes that the Plan continues to qualify and operate as designed. Accordingly, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

As of December 31, 1999 and 1998, the Plan held 5,900 and 692 shares of the Company's common stock with a market value of $38,350 and $23,870, respectively. During the year ended December 31, 1999, 9,360, shares of such common stock were acquired at a cost of $97,273; 4,152 shares were sold with an original cost basis of $55,017, and during the year ended December 31, 1998, 700 shares of such common stock were acquired at a cost of $20,054; 8 shares were sold with an original cost basis of $232.

5.   NON-EXEMPT TRANSACTIONS
     -----------------------

For the year ended December 31, 1998, the Company did not remit certain contributions to the Plan within 90 days which constituted a lending of such monies to the Company. As such, this transaction represented a non-exempt transaction between the Company and the Plan as identified in Schedule II. The deemed loan was paid by the Company to the Plan on March 11, 1999. The interest will be paid to the Plan during Fiscal 2000.

6.   EXCESS CONTRIBUTIONS PAYABLE
     ----------------------------

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $62,976 and $25,843 has been reflected in the statements of net assets available for plan benefits as of December 31, 1999 and 1998.

BORON, LEPORE AND ASSOCIATES, INC.                                    SCHEDULE I
401(k) SAVINGS PLAN

EMPLOYER IDENTIFICATION #22-2365887
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999

               (b) Identity of Issuer,        (c) Description of Investment Including Maturity Date,
             Borrower, Lessor or Similar                  Rate of Interest, Collateral,                    (d) Current
 (a)                    Party                                Par or Maturity Value                             Value
 ---         ---------------------------      ------------------------------------------------------         ----------
        Federated Securities Corp.          Federated International Equity Fund;
                                              7,577 shares of participation                                  $  234,644

        Federated Securities Corp.          Federated Max Cap Fund;
                                              12,931 shares of participation                                    386,755

        Federated Securities Corp.          Federated Stock and Bond Fund;
                                              8,785 shares of participation                                     161,296

        Federated Securities Corp.          Federated Intermediate Income Fund
                                              3,258 shares of participation                                      31,085

        Federated Securities Corp.          Federated Capital Preservation Fund
                                              99,705 shares of participation                                    997,048

        Federated Securities Corp.          Evergreen Fund, 5,396 shares of participation                       145,538

        Federated Securities Corp.          Janus Fund; 14,332 shares of participation                          631,316

  *     Federated Securities Corp.          Boron, LePore Company Stock;
                                              5,900 shares of participation                                      38,350

        Federated Securities Corp.          Stock Liquidity; 26,068 shares of participation                      26,068
                                                                                                             ----------
                                                             Total                                           $2,652,100
                                                                                                             ==========


* Represents party-in-interest transaction

BORON, LEPORE AND ASSOCIATES, INC.                                   SCHEDULE II
401(k) SAVINGS PLAN

EMPLOYER IDENTIFICATION #22-2365887
ITEM 27(e) - SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                          Amount of           Amount of
   Identity of Party Involved                Description of Transaction                      Loan              Interest
  ----------------------------      ---------------------------------------------         ---------           ---------
  Boron, LePore and                 Deemed loan to the Company dated February              $58,326               $416
   Associates, Inc.                   10, 1999, maturity March 11, 1999, interest
                                      rate 2.85%

NOTE:

The deemed loans to the Company were paid to the Plan on March 11, 1999.